

January 31, 2023

Joshua Goldstein
General Counsel
Masterworks Vault 1, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 1, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 23, 2023**
> **File No. 024-12098**

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

The Offering
Minimum and Maximum Investment Amount, page 7

1. We note your disclosure that Masterworks routinely waives the minimum investment amount per investor "if it is determined that an investment of that size is not suitable to achieve an investor's investment and or diversification goals." Please clarify how you determine if an investment size is "not suitable." Additionally, if Masterworks routinely waives the minimum investment amount, please advise why a minimum investment amount has been disclosed as a term of the offering. In this regard, please advise how often this offering condition is waived.

General

2. Please tell us and disclose what financial statements you intend to include here and in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. Also, address whether the audit reports provided will cover Masterworks Vault 1, LLC in total and each Series.

   You may contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services